United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2009

Commission File Number 000-33299

DORATO RESOURCES INC.

(Translation of registrant’s name into English)

#1920 - 1188 West Georgia Street,

Vancouver, British Columbia, Canada, V6E 4A2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Form 6-K/A amends the Form 6-K of Dorato Resources Inc. furnished to the Securities and Exchange Commission on June 18, 2009 (the “Original Form 6-K”).  An incorrect version of the notice of shareholders meeting was inadvertently included in the Original Form 6-K.  The sole purpose of this Form 6-K/A is to include the correct version of such notice.

EXHIBIT INDEX

Exhibit	Description
99.1	Notice of Annual and Special Meeting of Shareholders
99.2(1)	Management Information Circular
99.3(2)	Form of Proxy
99.4(3)	Voter Instruction Form
99.5(4)	Request for Annual and/or Interim Financial Statements and related Management’s Discussion and Analysis

(1)Previously filed as Exhibit 2 to our Report on Form 6-K furnished on June 18, 2009.

(2)Previously filed as Exhibit 3 to our Report on Form 6-K furnished on June 18, 2009.

(3)Previously filed as Exhibit 4 to our Report on Form 6-K furnished on June 18, 2009.

(4)Previously filed as Exhibit 5 to our Report on Form 6-K furnished on June 18, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DORATO RESOURCES INC.

By:  /s/ Michael W. Kinley

Michael W. Kinley,

Chief Financial Officer

Dated:  August 21, 2009